Exhibit 107

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

illumin Holdings Inc.

(Exact name of registrant as specified in its charter)

Table 1 – Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to Be Paid	$30,264,053.90(1)(2)	$110.20 per $1,000,000	$3,335.10
Fees Previously Paid			—
Total Transaction Valuation	$30,264,053.90
Total Fees Due for Filing			$3,335.10
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$3,335.10

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for not more than US$30,264,053.90 an aggregate of up to 15,810,276 common shares of illumin Holdings Inc. at a purchase price of not more than US$2.01 and not less than US$1.92 per share in cash.
(2)	The U.S. dollar equivalent of the maximum aggregate offering price has been calculated using an exchange rate of 1.3217 as of July 21, 2023, as announced by the Federal Reserve Board on July 24, 2023.